ATI Inc.

2021 McKinney Avenue

Suite 1100

Dallas, TX 75201

www.ATImaterials.com

April 22, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Claire Erlanger

Re: ATI Inc.

Form 10-K for the Fiscal Year Ended December 29, 2024

Form 8-K furnished February 4, 2025

File No. 001-12001

Ladies and Gentlemen:

ATI Inc (“ATI” or the “Company”) is in receipt of the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) set forth in its letter, dated March 14, 2025, with respect to the above-referenced Annual Report on Form 10-K for the Fiscal Year ended December 29, 2024 (the “Form 10-K”) and the above-referenced Current Report on Form 8-K furnished on February 4, 2025 (the “Form 8-K”).

For the Staff’s convenience, the text of the Staff’s comments is set forth below, followed by the Company’s responses. All terms used but not defined herein have the meanings assigned to such terms in the Form 10-K and Form 8-K, as applicable. Page references in the text of our responses correspond to page numbers in the Form 10-K and Form 8-K, as applicable.

Form 10-K for the Fiscal Year Ended December 29, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results by Business Segment, page 24

SEC Comment No. 1:

We refer to your presentation of Total Segment EBITDA. When this measure is presented outside of the ASC 280 disclosure in the notes to the financial statements, it must comply with the non-GAAP guidance. Please note that the measure must not exclude normal, recurring operating expenses. See Question 100.01 of the SEC Staff’s C&DIs on Non-GAAP Financial Measures. If you believe that presentation of this non-GAAP measure is appropriate, please revise to address the following:

•	Explicitly identify this as a non-GAAP measure;

•	Begin the reconciliation with the most directly comparable GAAP measure rather than the non-GAAP measure; and

•	Reconcile to net income in accordance with Question 103.01 of the SEC Staff’s Non-GAAP Compliance and Disclosure Interpretations

United States Securities and Exchange Commission

April 22, 2025

Refer to Item 10(e) of Regulation S-K. Similarly, the reconciliation for Adjusted EBITDA should also begin with the comparable GAAP measure. Please note this comment also applies to your disclosure in your earnings releases furnished on Form 8-K.

Response:

We acknowledge the Staff’s comments as well as the guidance included in Question 100.01 of the SEC Staff’s Compliance & Disclosures Interpretations (“CD&Is”). Management believes the presentation of segment EBITDA is appropriate and in compliance with Question 100.01 of the SEC Staff’s CD&Is on the Non-GAAP Financial Measures. Management further agrees that segment EBITDA should be more clearly identified as a non-GAAP financial measure when presented outside of the ASC 280 disclosure in the notes to the financial statements.

The Company, in future filings, will revise our disclosure of Total segment EBITDA to clearly identify this as a non-GAAP measure. Further, we will revise our reconciliation of both Adjusted EBITDA and Total segment EBITDA to begin the reconciliation with net income attributable to ATI in accordance with Question 103.02 of the SEC Staff’s Compliance & Disclosures Interpretations (“CD&Is”) on Non-GAAP Financial Measures.

We will make these revisions beginning with our Form 10-Q for the quarterly period ended March 30, 2025. Further, we will make similar revisions to our non-GAAP reconciliations for Adjusted EBITDA and Total segment EBITDA in future earnings releases furnished on Form 8-K, in addition to those revisions discussed below in our responses to the Staff’s comments on our Form 8-K furnished on February 4, 2025. We anticipate filing the Form 10-Q and Form 8-K (earnings release) for the quarterly period ended March 30, 2025 on Thursday, May 1, 2025.

For illustrative purposes, we have included the below sample revised disclosure that would replace the last paragraph on page 23 and would replace the table under “Results by Business Segment” on page 24 of Form 10-K:

[We have omitted certain paragraphs discussing our consolidated and segment results as well as the notes explaining the special items for purposes of this illustration.]

Results by Business Segment

ATI utilizes Adjusted EBITDA and Segment EBITDA, which are non-GAAP financial measures to assist in assessing operating performance on a consistent basis across multiple reporting periods by removing the impact of special items, which can vary from period to period, that management does not believe are directly reflective of the Company’s core operations. The Company defines special items as significant non-recurring or non-operational charges or credits, including restructuring charges or credits, gains or losses from the sale of accounts receivables, strike related costs, goodwill and long-lived asset impairments, debt extinguishment charges, pension remeasurement gains and losses, other postretirement/pension curtailment and settlement gains and losses, and gains or losses on sales of businesses.

United States Securities and Exchange Commission

April 22, 2025

We define Adjusted EBITDA as net income, excluding net interest expense, income taxes, depreciation and amortization, and special items. Our measure of Segment EBITDA, which we use to analyze the performance and results of our business segments, excludes net interest expense, income taxes, depreciation and amortization, special charges, corporate expenses, closed operations and other income (expense).

Management believes presenting these non-GAAP financial measures is useful to investors because it (1) provides investors with meaningful supplemental information regarding financial and operating performance by excluding certain items management believes do not directly impact the Company’s core operations, (2) permits investors to view performance using the same metrics that management uses to forecast, evaluate performance, and make operating and strategic decisions, and (3) provides additional information useful to investors on a period-to-period consistent basis that are commonly used to analyze companies’ operating performance. Management believes that consideration of these non-GAAP financial measures, together with our GAAP financial measures and the corresponding reconciliations, provides investors with additional understanding of the Company’s performance and trends that would be absent such disclosures.

Non-GAAP financial measures should be viewed in addition to, and not superior to or as an alternative for, the Company’s reported results prepared in accordance with GAAP. The following table provides the reconciliation of net income attributable to ATI to the Adjusted EBITDA and Total segment EBITDA non-GAAP financial measures:

Reconciliation of net income attributable to ATI to Adjusted
EBITDA and Total segment EBITDA	Fiscal Year Ended
	December 29, 2024	December 31, 2023	January 1, 2023
Net income attributable to ATI	$367.8	$410.8	$323.5
Net income attributable to noncontrolling interests	14.9	12.6	15.6

Net income	382.7	423.4	339.1
(+) Depreciation and Amortization	151.5	146.1	142.9
(+) Interest expense	108.2	92.8	87.4
(+/-) Income tax provision (benefit)	103.4	(128.2)	15.5

EBITDA	$745.8	$534.1	$584.9
Adjustments for special items, pre-tax:
(+) Restructuring and other charges (a)	22.1	31.4	23.7
(+) Pension remeasurement loss (b)	14.1	26.8	(100.3)
(+) Pension settlement loss (c)	—	41.7	—
(-) Joint venture restructuring credit (e)	—	—	(0.9)
(+/-) Loss (gain) on sales of businesses, net (d)	(52.9)	0.6	105.4

Adjusted EBITDA	$729.1	$634.6	$612.8
Corporate expenses	64.0	62.3	60.3
Closed operations and other expense (income)	(10.8)	13.3	5.6

Total segment EBITDA	$782.3	$710.2	$678.7

Segment Results	Fiscal Year Ended
	December 29, 2024	December 31, 2023	January 1, 2023
Sales:
High Performance Materials & Components	$2,278.5	$2,120.2	$1,641.2
Advanced Alloys & Solutions	2,083.6	2,053.5	2,194.8

Total external sales	$4,362.1	$4,173.7	$3,836.0

Segment EBITDA:
High Performance Materials & Components	$461.4	$433.6	$303.4
% of Sales	20.3%	20.5%	18.5%
Advanced Alloys & Solutions	$320.9	$276.6	$375.3
% of Sales	15.4%	13.5%	17.1%

Total segment EBITDA	$782.3	$710.2	$678.7

United States Securities and Exchange Commission

April 22, 2025

Form 8-K furnished February 4, 2025 Exhibit 99.1, page 2

SEC Comment No. 2:

We note from the first paragraph on page 2, that you discuss adjusted earnings per share and ATI adjusted EBITDA and in the third paragraph, you discuss free cash flow and Adjusted EBITDA without a discussion of the most directly comparable GAAP measures, thereby giving undue prominence to these non-GAAP measures. Please revise to include a discussion with equal or greater prominence of the most directly comparable GAAP measure in accordance with Instruction 2 of Item 2.02 of Form 8-K and Item 10(e)(1)(i) of Regulation S-K. See also Question 102.10(a) of the SEC Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

In accordance with Item 10(e)(1)(i) of Regulation S-K and Question 102.10(a) of the SEC Staff’s CD&Is on Non-GAAP Financial Measures, it is the Company’s intent to consistently provide GAAP financial measures with equal or greater prominence when non-GAAP financial measures are disclosed within our periodic SEC filings or in other public disclosures, such as investor presentations. The Company previously included a footnote on non-GAAP financial measures, directing the reader to refer to the detailed GAAP to non-GAAP reconciliations included in the accompanying financial tables.

The Company acknowledges the Staff’s comment and, in future filings, will revise its discussions of non-GAAP financial measures to include the most directly comparable GAAP measure in the text preceding the non-GAAP measure. The Company believes this will ensure that the GAAP measures have equal or greater prominence to non-GAAP measures.

SEC Comment No. 3:

We note that your disclosure at the top of page 14 identifies certain Non-GAAP financial measures and discloses the reasons management believes these measures are useful to investors. Please revise to include the reasons management believes the measure is useful to investors as it applies to ALL non-GAAP measures used in this press release. In this regard, your disclosure should include Managed Working Capital, Free Cash Flow, Adjusted net income and Adjusted EPS.

Response:

We understand and acknowledge the Staff’s comment. In future filings, beginning with those for the period ended March 30, 2025, the Company will update the discussion of non-GAAP financial measures prior to the tabular presentations (i.e. the top of page 14). The updated discussion will include the reasons any non-GAAP measures used in the release, such as Adjusted net income, Adjusted EPS, Adjusted EBITDA, Segment EBITDA, Managed working capital and Adjusted free cash flow, are useful to investors. For illustrative purposes, we have included below examples showing how the planned disclosure would have read for the release furnished on February 4, 2025:

United States Securities and Exchange Commission

April 22, 2025

Non-GAAP Financial Measures

(Unaudited, dollars in millions, except per share amounts)

The Company reports its financial results in accordance with accounting principles generally accepted in the United States of America (“GAAP”). This report includes financial performance measures that are not defined by GAAP, including Adjusted net income attributable to ATI, Adjusted EPS, Adjusted EBITDA, Segment EBITDA, Adjusted free cash flow and Managed working capital. The Company uses these non-GAAP financial measures to assist in assessing operating performance on a consistent basis across multiple reporting periods by removing the impact of special items, which can vary from period to period, that management does not believe are directly reflective of the Company’s core operations. The Company defines special items as significant non-recurring or non-operational charges or credits, including restructuring charges or credits, gains or losses from the sale of accounts receivables, strike related costs, goodwill and long-lived asset impairments, debt extinguishment charges, pension remeasurement gains and losses, other postretirement/pension curtailment and settlement gains and losses, and gains or losses on sales of businesses.

Adjusted net income attributable to ATI and related Adjusted EPS are calculated by adjusting net income attributable to ATI for the tax-effected impact of special items. We define Adjusted EBITDA as net income, excluding net interest expense, income taxes, depreciation and amortization, and special items. Our measure of segment EBITDA, which we use to analyze the performance and results of our business segments, excludes net interest expense, income taxes, depreciation and amortization, special charges, corporate expenses, closed operations and other income (expense). Our methods of calculating Adjusted free cash flow and Managed working capital are discussed in greater detail below under the headings “Adjusted Free Cash Flow” and “Managed Working Capital,” respectively.

Management believes presenting these non-GAAP financial measures is useful to investors because it (1) provides investors with meaningful supplemental information regarding financial and operating performance by excluding certain items management believes do not directly impact the Company’s core operations, (2) permits investors to view performance using the same metrics that management uses to forecast, evaluate performance, and make operating and strategic decisions, and (3) provides additional information useful to investors on a period-to-period consistent basis that are commonly used to analyze companies’ operating performance. Management believes that consideration of these non-GAAP financial measures, together with our GAAP financial measures and the corresponding reconciliations, provides investors with additional understanding of the Company’s performance and trends that would be absent such disclosures.

Non-GAAP financial measures should be viewed in addition to, and not superior to or as an alternative for, the Company’s reported results prepared in accordance with GAAP. The following tables provides the calculation of the non-GAAP financial measures discussed in this press release:

The Company notes we have addressed the use of Free Cash Flow as a non-GAAP financial measure in our response to the Staff’s comment regarding the use of “Adjusted free cash flow” below.

Additionally, the Company will update its discussion of the use of Managed working capital tabular presentation as a non-GAAP measure by investors by updating the paragraph preceding the Managed working capital tabular presentation.

United States Securities and Exchange Commission

April 22, 2025

For illustrative purposes, the Company’s proposed disclosure, which would replace the paragraph preceding the Managed working capital table on page 17 of Form 8-K furnished on February 4, 2025, is included below:

Managed Working Capital

As part of managing the performance of our business, we focus on Managed working capital, a non-GAAP financial measure that we define as gross accounts receivable, short-term contract assets and gross inventories, excluding the effects of reserves for uncollectible accounts receivable and inventory valuation reserves, less accounts payable and short-term contract liabilities. We assess Managed working capital performance as a percentage of the prior three months annualized sales. Managed working capital is not intended to replace working capital or other GAAP financial measures or to be used as a measure of liquidity.

Management believes this non-GAAP financial measure focuses on the assets and liabilities most closely attributable to our core operations, allowing Management to quantify and evaluate the asset intensity of our business. Further, Management believes this non-GAAP financial measure provides investors with additional insights into the Company’s effectiveness in balancing the need to maintain appropriate asset levels to support sales growth and operations while deploying our cash effectively.

The December 29, 2024 and September 29, 2024 amounts in the table below include managed working capital balances that are classified as held for sale.

SEC Comment No. 4:

We note from your reconciliation of free cash flow on page 17 that it is not calculated using the typical definition of cash flows from operating activities less capital expenditures. Please revise to label your measure something other than “free cash flow”, such as “adjusted free cash flow.” See Question 102.07 of the SEC Staff’s C&DIs on Non-GAAP Financial Measures.

Response:

We understand and acknowledge the Staff’s comment as well as the guidance included in Question 102.07 of the SEC Staff’s C&DIs on Non-GAAP Financial Measures. To conform with that guidance, the Company will revise its free cash flow disclosure in future filings and other public disclosures by referring to “Adjusted free cash flow”. Further, the Company will clearly define how the non-GAAP Adjusted free cash flow measure is calculated, how it is utilized by management and why management believes it is useful to investors.

Lastly, the Company will also reiterate in those disclosures that adjusted free cash flow should not be seen as an alternative to GAAP measures in our financial information and that it does not represent “residual cash flow available for discretionary purposes.”

United States Securities and Exchange Commission

April 22, 2025

For illustrative purposes, the Company’s proposed disclosure, which would replace the paragraph preceding the reconciliation of free cash flow on page 17 of Form 8-K furnished on February 4, 2025, is included below:

Adjusted Free Cash Flow

Management utilizes a non-GAAP measure, Adjusted free cash flow, to assess the cash flow generation of the Company’s operations. Adjusted free cash flow is defined as the total cash provided by (used in) operating activities and investing activities as presented on the consolidated statements of cash flows, adjusted to exclude cash contributions to the Company’s U.S. qualified defined benefit pension plan.

Management utilizes this measure to assess the cash flow generation performance of its business as it excludes cash contributions to the Company’s U.S. qualified benefit pension plan that are not reflective of current operations. The impact of cash generated from the sale of assets and non-core businesses is included in the measure as the proceeds of such transactions are contemplated by Management in setting capital budgets to fund capital expenditures. Management believes this measure provides investors with additional meaningful insights as to the Company’s ability to generate cash in excess of operational and investing needs. Adjusted free cash flow is not intended to be a measure of free cash flow for management’s discretionary use, as it does not consider certain cash requirements such as interest, tax, or other contractually required payments. Further, adjusted free cash flow should be viewed in addition to, and not superior to or as an alternative for, the Company’s reported results prepared in accordance with GAAP.

	Fiscal Quarter Ended		Fiscal Year Ended
	December 29, 2024	December 31, 2023	December 29, 2024	December 31, 2023
Cash provided by operating activities	$380.9	$417.2	$407.2	$85.9
Add back: Cash contributions to U.S. qualified defined benefit pension plan	—	—	—	272.0

Cash provided by operating activities excluding pension contributions	380.9	417.2	407.2	357.9
Cash provided by (used in) investing activities	18.6	(50.0)	(159.6)	(193.2)

Adjusted Free Cash Flow	$399.5	$367.2	$247.6	$164.7

Should the Staff have any additional comments or need further information, please contact me at 801-554-6890 or don.newman@atimaterials.com.

Sincerely,

/s/ Donald P. Newman
Donald P. Newman

Executive Vice President & Chief Financial Officer